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                          April 17, 2024

       Robb Knie
       Chief Executive Officer
       Hoth Therapeutics, Inc.
       590 Madison Ave., 21st Floor
       New York, NY 10022

                                                        Re: Hoth Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 11,
2024
                                                            File No. 333-278620

       Dear Robb Knie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Emily A. Mastoloni,
Esq.